Exhibit 12.1

WALDEN RESIDENTIAL PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	1999	1998	1999	1998

Income before extraordinary item and income allocated to minority interests	$8,137	$15,638	$30,562	$32,639
Add:
Interest on indebtedness	14,478	13,848	44,662	40,536
Amortization	697	283	2,056	768
Earnings	$23,312	$29,769	$77,280	$73,943

Fixed charges and preferred distributions:
Interest on indebtedness	$14,478	$13,848	$44,662	$40,536
Amortization	697	283	2,056	768
Fixed charges	15,175	14,131	46,718	41,304
Add:
Preferred distributions (1)	4,793	4,796	14,380	14,388
Combined fixed charges and preferred distributions	$19,968	$18,927	$61,098	$55,692

Ratio of earnings to fixed charges	1.54x	2.11x	1.65x	1.79x

Ratio of earnings to fixed charges and preferred distributions	1.17x	1.57x	1.26x	1.33x

(1) Includes distributions on preferred stock and preferred distributions to minority interest holders.